BioVex Group, Inc.
34 Commerce Way, Woburn, MA 01801
October 20, 2006
VIA EDGAR AND FACSIMILE
Gregory S. Belliston
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	BioVex Group, Inc. Registration Statement on Form S-1 (File No. 333-135148)
Dear Mr Belliston:
The undersigned, as Chief Executive Officer of BioVex Group, Inc. (the “Company”), hereby informs the Securities and Exchange Commission (the “Commission”) that, due to unfavorable market conditions, the Company has determined not to proceed at this time with the offering of shares of its common stock as contemplated in its Registration Statement on Form S-1 filed on June 20, 2006 (the “Registration Statement”). The Company therefore hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), that the Commission consent to the withdrawal of the Registration Statement, together with all amendments and exhibits thereto. The Registration Statement has not been declared effective and no shares of common stock of the Company have been or will be issued or sold under the Registration Statement. The Company notes that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.
The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
In addition, the Company hereby requests that the Commission consent to the withdrawal of the Company’s registration statement on Form 8-A (File No. 001-33052) filed with the Commission on September 28, 2006, with such application to be approved effective as of the date hereof or at the earliest practicable date hereafter.

We would appreciate if you would please provide a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available to Timothy Corbett of WilmerHale, counsel to the Company, at facsimile number 011-44-20-7645-2424.
If you have any questions or comments or require further information or documentation regarding the foregoing, please do not hesitate to call the undersigned at (781) 933-1409 or Mr. Corbett at 011-44-20-7645-2509.
Very truly yours,

/s/ Gareth Beynon

Dr. Gareth Beynon
Chief Executive Officer